EXHIBIT 12.1

                              TEXTRON MANUFACTURING

                        COMPUTATION OF RATIO OF INCOME TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                   (unaudited)

                           (In millions except ratio)


                                                                Three Months
                                                                    Ended
                                                                April 3, 1999
Fixed charges:
  Interest expense                                               $      13
  Distributions on preferred securities of subsidiary trust,
     net of income taxes                                                 6
  Estimated interest portion of rents                                    7

    Total fixed charges                                          $      26



Income:
  Income before income taxes and distributions on preferred
    securities of subsidiary trust                               $     242
  Less Textron Finance pre-tax income greater than Textron
    Finance dividends                                                 (15)
  Fixed charges (1)                                                     20

    Adjusted income                                              $     247


Ratio of income to fixed charges                                      9.50



(1) Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes.